UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BLUE LINE PROTECTION GROUP, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

0956BQ107

(CUSIP Number)

David Skriloff
c/o MKM Capital Advisors, LLC

1410 Broadway, 23rd Floor

New York, NY  10018

212-677-9026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0956BQ107	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MKM Capital Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,555,202
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,555,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,555,202
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.74%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 0956BQ107	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MKM Opportunity Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,555,202
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,555,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,555,202
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.74%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 0956BQ107	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Skriloff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,788,600
	6.	SHARED VOTING POWER 4,555,202
	7.	SOLE DISPOSITIVE POWER 1,788,600
	8.	SHARED DISPOSITIVE POWER 4,555,202

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,343,802
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 0956BQ107	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer BLUE LINE PROTECTION GROUP, INC.

(b)	Address of Issuer’s Principal Executive Offices 9457 S. University Blvd. #272 Highlands Ranch, CO 80126

Item 2.

(a)

Name of Person Filing

This statement is filed by MKM Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“MKM Opportunity”), MKM Capital Advisors, LLC, a Delaware limited liability company (“MKM Capital”), and David Skriloff. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of the Principal Office or, if none, residence

MKM Opportunity

c/o MKM Capital Advisors, LLC

1410 Broadway, 23rd Floor

New York, NY 10018

MKM Capital

c/o MKM Capital Advisors, LLC

1410 Broadway, 23rd Floor

New York, NY 10018

David Skriloff

c/o MKM Capital Advisors, LLC

1410 Broadway, 23rd Floor

New York, NY 10018

(c)	Citizenship: MKM Opportunity is a Cayman Islands corporation. MKM Capital is a Delaware limited liability company. David Skriloff is a United States citizen.

(d)	Title of Class of Securities Common Stock, par value $.001

(e)	CUSIP Number xx

CUSIP No. 0956BQ107	13G	Page 6 of 8 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Reporting Person	Shares
MKM Opportunity	4,555,202
MKM Capital	4,555,202
David Skriloff	6,343,802[1]

(b)	Percent of class:

Reporting Person	Percentage[2]
MKM Opportunity	3.47%
MKM Capital	3.47%
David Skriloff	5.21%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

Reporting Person	Shares
David Skriloff	1,788,600

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Shares
MKM Opportunity	4,555,202
MKM Capital	4,555,202
David Skriloff	6,343,802

CUSIP No. 0956BQ107	13G	Page 7 of 8 Pages

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Shares
David Skriloff	1,788,600

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Shares
MKM Opportunity	4,555,202
MKM Capital	4,555,202
David Skriloff	6,343,802

MKM Capital serves as investment manager to MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of common stock that are directly beneficially owned by MKM Opportunity. David Skriloff is the managing member of MKM Capital and the portfolio manager of MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of common stock that are directly beneficially owned by MKM Opportunity. Based on the foregoing, David Skriloff and MKM Capital hold shared dispositive power of shares owned by MKM Opportunity.Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

1 Consists of (i) 1,788,600 shares of common stock owned by David Skriloff; and (ii)4,555,202 shares of common stock owned by MKM Opportunity.

2 Based on 166,046,296 shares of common stock issued and outstanding according to Issuer's 10Q filed on August 14, 2014 for the quarter ending June 30, 2014.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 0956BQ107	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MKM OPPORTUNITY MASTER FUND, LTD.

Dated: October 14, 2014	By:	/s/ David Skriloff
	Name:	David Skriloff
	Title:	Portfolio Manager

MKM CAPITAL ADVISORS, LLC

Dated: October 14, 2014	By:	/s/ David Skriloff
	Name:	David Skriloff
	Title:	Managing Manager

Dated: October 14, 2014	/s/ David Skriloff
DAVID SKRILOFF